April 2, 2020

Remi Barbier
Chief Executive Officer
Cassava Sciences, Inc.
7801 N Capital of Texas Highway, Suite 260
Austin, TX 78731

       Re: Cassava Sciences, Inc.
           Registration Statement on Form S-3
           Filed March 27, 2020
           File No. 333-237452

Dear Mr. Barbier:

       We have limited our review of your registration statement to those issues we have addressed in our comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-3 filed March 27, 2020

Cover Page

1. If you plan to offer units, please revise the registration statement fee table and prospectus cover page to identify the units as securities in the offering, identifying the components of the units. Please also include disclosure regarding the units you are registering. Lastly, your legality opinion should address the legality of the depositary shares being offered.
       Please refer to Staff Legal Bulletin No. 19.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Remi Barbier
Cassava Sciences, Inc.
April 2, 2020
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jeffrey Gabor at 202-551-2544 or Celeste Murphy at 202-551-3257 with any questions.



                                                           Sincerely,
FirstName LastNameRemi Barbier
                                                           Division of
Corporation Finance
Comapany NameCassava Sciences, Inc.
                                                           Office of Life
Sciences
April 2, 2020 Page 2
cc:       Alfredo B. D. Silva, Esq.
FirstName LastName